JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

November 28, 2006

Mr. John D. Reynolds
Ms. Goldie B. Walker
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Harrison Mining Inc.
Registration Statement on Form SB-1
Filed August 17, 2006.
File No.333-135759

Dear Mr. Reynolds and Ms. Walker,

In response to your letter dated September 13, 2006, Harrison Mining Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

Financial Statements

General

1. We are reissuing our response to comments (2) and (3) contained in our letter of August 15th, 2006 below. We reissue the comments to make clear that Harrison Mining and not the independent auditor made changes to the Financial Statements contained in our Registration Statement on form SB-1.

(2.) We have revised the financial statements and the accompanying notes to reflect the fact that the Harrison Mining Inc. is an “exploration stage” company.

(3.) We have revised the financial statements to reflect the functional currency, the application of which has been discussed in Note 2 (d) under the heading “Foreign Currency Translation”.

2. We have revised our filing to eliminate all references to Harrison as a “development” stage company and properly indicated our status as an “exploration” stage company throughout the financial statements.

3. We have revised our filing to disclose our reporting currency on the face of our financial statements.

Report Of Independent Registered Accounting Firm, page 30

4. We have instructed our auditor’s to provide an opinion on the financial statements of Harrison Mining, not Copper Road as filed.

Notes to Financial Statements

Note 2(d) – Foreign Currency Translation, page 35

5. We have revised our filing here, and elsewhere as appropriate to include our policy for the translation of foreign currency.

Other Regulatory

6. Our independent accountant has provided an updated consent.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551